Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 17, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1346
               BofA Merrill Lynch Millennials Portfolio, Series 1
                       File Nos. 333-205361 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given to our office during a telephone conversation regarding amendment no. 2 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1346, filed on August 14, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BofA Merrill Lynch Millennials Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please confirm that at least 80% of the value of the Trust's assets will be invested in companies that: (i) are included in the BofAML Global Millennials Primer Picks Stocks list (the "Millennials List"); and (ii) the sponsor believes may benefit from the emergence of "Millennials" as a key demographic segment of the population.

     Response: We confirm that the Trust's assets will be invested in companies that: (i) are included in the Millennials List; and (ii) the sponsor believes may benefit from the emergence of "Millennials" as a key demographic segment of the population. Each security must meet both criteria to be included in the 80% policy.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren